Exhibit 99.2

JE Cleantech Secures More Than US$700,000 in New Orders During the First Half of 2022, Expands Capabilities into Tech Hardware

Singapore, 14 July 2022 - JE Cleantech Holdings Limited (Nasdaq: JCSE), (the “Company”), a Cayman Islands company whose group operations are based in Singapore, today announced the receipt of a new order by its subsidiary, JCS-Echigo Pte Ltd, from a major customer in Singapore. Under this new order, the group will design, develop and manufacture a new precision cleaning system under the customer’s specified requirements. The new order is valued at approximately US$700,000 and represents an expansion of JE Cleantech Holding’s presence in the tech hardware industry.

The new customer designs and manufactures sensor products. The new customer is part of the international group that serves clients worldwide. With the new precision cleaning system by JCSE, the new customer will be able to deliver better services to its customers.

JE Cleantech Holdings has experience in manufacturing precision cleaning systems for a wide range of sectors – past orders include cleaning and equipment manufacturing for hard disk drives, semiconductors, biomedical, food and beverage, and industrial electronics companies. As a leading homegrown industrial manufacturer with a long and proven track record, the entry into this new sector demonstrates JE Cleantech’s ability to apply its expertise to different sectors to scale and support its growth.

The precision-cleaning equipment manufacturing market in Singapore is estimated to reach an estimated S$143.0 million by 2025, marking a CAGR of 9.0 percent over the forecasted period.

It also reflects an optimistic market outlook for the precision cleaning industry. The group also provides cleaning equipment and centralized washing services for food courts, hawker centers, restaurants, cookhouses, eldercare homes, and an inflight catering service provider. The Company has also maintained a healthy balance sheet through the height of the pandemic, the new partnership is the first step in a strong recovery for Singapore’s industrial sector and positive prospects for the years to come.

In the near term, JE Cleantech intends to double production capacity. The Company is looking to further expand its product portfolio and increase the size of its R&D and engineering team. Longer-term, the Company aims to become the preferred choice for all industrial precision cleaning needs in Singapore.

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also has provided centralized dishwashing services, through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore.

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